July 20, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Livingston

100 F Street, N.E.

Washington, D.C. 20549

Re:	America First Multifamily Investors, L.P.

Preliminary Consent Solicitation Statement on Schedule 14A

Filed on July 7, 2015

File No. 000-24843

Dear Ms. Livingston:

As you know, we have received your letter dated July 15, 2015, detailing your office’s review of the above-referenced Preliminary Consent Solicitation Statement on Schedule 14A (the “Consent Statement”) of America First Multifamily Investors, L.P. (the “Registrant”). On behalf of the Registrant, below is our response to your comment, which also confirms the telephone correspondence on July 16, 2015 between you, the undersigned, and our outside counsel, David P. Hooper of Barnes & Thornburg LLP. For your convenience, I have reproduced your comment in bold below followed by our response in regular type. Contemporaneously with this letter, the Registrant also is filing Amendment No. 1 to the Preliminary Consent Solicitation Statement on Schedule 14A (“Amendment No. 1”) reflecting our response to your comment. For your convenience, we also are transmitting to you by e-mail a redlined version of the Amendment No. 1 marked to show changes from the Consent Statement filed with the Commission on July 7, 2015. All capitalized terms not defined herein have the meanings set forth in Amendment No. 1.

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1.	Please revise the Consent Solicitation Statement and Consent Form to further separate the proposed amendments to the Limited Partnership Agreement in proposals 1A and 1B into separate consent proposals for each substantive matter for which consent is solicited. The limited partners and unitholders are entitled to a separate consent on all actions that are material or modify substantive rights. Please identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3)

Jessica Livingston

Securities and Exchange Commission

July 20, 2015

Response: In response to the Staff’s comment, the Registrant has revised the Consent Statement and Consent Form as you requested. In this regard, and pursuant to our telephone discussion with you on July 16, 2015, the Registrant has further separated the proposed amendments to the limited partnership agreement in proposal 1A into three separate proposals, and has separated the proposed amendments in proposal 1B into two separate proposals, as set forth in Amendment No. 1. Consequently, proposal 1A has been separated into the following three proposals:

•	A new proposal 1A, which relates to providing the Partnership with greater operational flexibility to engage in investment activities by (i) revising the definition of “Tax-Exempt Investments” to permit the General Partner to invest in a wider variety of tax-exempt investments without the constraints of a rating requirement when the investment is secured by a mortgage; and (ii) providing the General Partner with express authority to acquire, hold, and invest in securities on behalf of the Partnership other than mortgage investments and tax-exempt investments, including investments that would be taxable for federal income tax purposes, and to make loans to unaffiliated third parties which are fully-secured by real estate.

•	A new proposal 1B, which relates to providing the Partnership with greater operational flexibility with respect to transactions in the Partnership’s securities by (i) providing the General Partner the express authority to approve and engage in a Unit split, subdivision, or combination; (ii) providing the General Partner with specific authority to issue Partnership securities in one or more classes or series with such designations, preferences, rights, powers, and duties, which may be senior to existing classes and series of Partnership securities, including BUCs, as determined by the General Partner; (iii) expressly providing the General Partner the authority to issue options, warrants, rights, and other equity instruments relating to Units under employee benefit plans and executive compensation plans maintained or sponsored by the Partnership, the General Partner, The Burlington Capital Group LLC, which is the general partner of the General Partner, or their affiliates; and (iv) expressly providing the General Partner the authority to engage in spin-offs and other similar transactions, and otherwise transfer or dispose of Partnership assets pursuant to such transactions.

•	A new proposal 1C, which relates to providing the Partnership with greater operational flexibility to manage the organization of the Partnership by (i) providing a more flexible and general purpose statement for the Partnership to permit the Partnership to engage in all permissible activities a partnership may engage in under Delaware law; (ii) removing certain provisions that would trigger an automatic dissolution of the Partnership; and (iii) expanding the instances in which the General Partner can amend the Limited Partnership Agreement and Certificate of Limited Partnership without Unitholder approval.

Moreover, proposal 1B has been separated into the following two proposals:

•	A new proposal 1D, which relates to enhancing the operational sustainability of the Partnership by (i) deleting the automatic expiration date of the Partnership (which is currently December 31, 2050) and rather making the term of the Partnership continue indefinitely until the Partnership is dissolved; and (ii) revising a number of provisions in the Limited Partnership Agreement, which the Board believes to be consistent with Delaware law, to

Jessica Livingston

Securities and Exchange Commission

July 20, 2015

•	remove references to the General Partner owing fiduciary duties to the limited partners and BUC holders.

•	A new proposal 1E, which provides for certain amendments to the Limited Partnership Agreement that are intended to protect the Partnership and its Unitholders from unsolicited acquisition tactics which the Board believes could be coercive and unfair to Unitholders.

As further separated, the Registrant respectfully submits that the amendment proposals meet the requirements of Rule 14a-4(a)(3) to identify clearly and impartially each separate matter intended to be acted upon.

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On behalf of the Registrant, I hereby acknowledge in connection with the response contained in this letter that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Should you have additional comments or questions, please contact me at (402) 930-3018.

Sincerely,

/s/ Craig S. Allen
Craig S. Allen
Chief Financial Officer

cc:	Mark A. Hiatt
David P. Hooper